UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09718

PFPC INC. RETIREMENT SAVINGS PLAN

(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

B. Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
PFPC Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the PFPC Inc. Retirement Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 2006 and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 20, 2007

PFPC INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
(Amounts in thousands)

	2006	2005
ASSETS:		
Investments at fair value:		
Common stock	$ 56,765	$ 52,885
Mutual funds	121,188	94,545
RSP Profile Funds/Collective Funds	30,452	24,758
Participant loans	6,799	6,177
Total investments	215,204	178,365
RECEIVABLES:		
Employer contributions	2,698	5,240
TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	217,902	183,605
Adjustments from fair value to contract value for fully benefit responsive investment contracts	44	58
NET ASSETS AVAILABLE FOR BENEFITS	$ 217,946	$ 183,663

See notes to financial statements.

PFPC INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts in thousands)

	2006	2005
ADDITIONS:		
Investment income:		
Interest and dividends	$ 7,160	$ 4,833
Net appreciation in fair value of investments	22,383	8,740
Total investment income	29,543	13,573
Contributions:		
Employer	9,148	11,835
Employee	12,208	12,302
Rollover	262	423
Total contributions	21,618	24,560
Transfers (to) from affiliated plans	(1,927)	1,371
DEDUCTIONS:		
Payments to participants or beneficiaries	(14,804)	(10,719)
Administrative expenses	(147)	(150)
Total deductions	(14,951)	(10,869)
INCREASE IN NET ASSETS	34,283	28,635
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	183,663	155,028
End of year	$ 217,946	$ 183,663

See notes to financial statements.

THE PFPC INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. DESCRIPTION OF THE PLAN

The following description of the PFPC Inc. Retirement Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document, the Summary Plan Description, or the Plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc ("PNC") sponsors the Plan for the benefit of eligible employees of PNC's subsidiary PFPC Inc. and certain other participating employers (collectively, "PFPC"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by an Administrative Committee (the "Administrative Committee") appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code ("Code") limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation for any pay period on a pre-tax basis under Section 401(k) of the Code. PFPC may elect to make employer matching contributions on behalf of participants who make employee elective contributions. Annual employer matching contributions are discretionary and may be made for a Plan year only if certain pre-established business performance goals are attained for that year and are allocated only to participants who are employed by PFPC on the last day of the Plan year, with certain pre-defined exceptions. A vesting schedule applies to all annual employer matching contributions, if any. Under the terms of the Plan, any employer matching contributions that may be made are required to be invested in PNC common stock, except for participants who have exercised their diversification election rights (see below for a more detailed description of diversification election rights) to have their employer matching portions, if any, invested in other investments available under the Plan. The Plan permits participants to transfer contributions into the Plan from another qualified plan. Such transfers are reflected in the Plan's financial statements as rollover contributions.

The Plan also allowed participants age 50 or older to contribute up to an additional $4,000 for 2005 and $5,000 for 2006 of their eligible compensation on a pre-tax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the Code. These additional elective contributions were not eligible for matching contributions.

Additionally, the Plan provides that for each pay period, PFPC will contribute employer basic contributions equal to 3% of eligible participants' compensation for that pay period. These contributions are made in cash and are immediately fully vested. In addition, the Plan provides that certain eligible participants receive employer transitional contributions each pay period that are also immediately fully vested. Also, the Plan provides that eligible Plan participants who are employed by PFPC on the last day of the year will receive an employer contribution to the Plan equal to 2% of eligible compensation if PFPC achieves financial results in excess of 135% of its announced target for a Plan year.

Effective November 22, 2005, the Plan was amended to provide all participants the ability to diversify the employer matching contribution portion of their Plan account invested in shares of PNC common stock into other investments available within the Plan. Prior to this amendment, only participants age 50 or older were permitted to exercise this diversification option. Participants who are age 50 or older can choose to have their future employer matching contributions made in cash and invested in other investment funds available under the Plan, rather than having their employer matching contributions automatically invested in PNC common stock.

All shares of PNC common stock held by the Plan are designated as held by the Employee Stock Ownership Plan. The Plan allows participants to make an annual election to either receive any dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such dividends reinvested in PNC common stock within the Plan, as the case may be.

The Plan's loan feature allows participants to borrow against their Plan account balances in accordance with the loan policies established by the Administrative Committee. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ, perhaps materially, from those estimates.

Investment Valuation—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Participation units in the RSP Profile Funds, collective funds, and mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Risks and Uncertainties—The Plan utilizes various investment instruments, including investments in mutual funds, common stock, RSP Profile Funds and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits— Benefits are recorded when paid.

Administrative Expenses— Expenses are either paid by the Plan or by PNC, as provided by the Plan document.

Transfers— Along with the Plan, PNC also sponsors separate plans for Hilliard Lyons, Inc. and the PNC Financial Services Group, Inc. If participants become employed by another of these entities during the year, their account balances are transferred into the corresponding plan. For the years ended December 31, 2006 and 2005, Plan transfers existed and were reflected as a component of transfers to and from the Plan within the statements of changes in net assets available for benefits.

Adoption of New Accounting Guidance— The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

Reclassifications— Certain amounts for 2005 have been reclassified to be consistent with the 2006 presentation. These reclassifications had no impact on the previously reported increase in net assets or net assets available for benefits.

3. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

PNC Bank, National Association is the Plan's trustee and also provides recordkeeping and other administrative services. Fees paid by the Plan for the administrative services were $147,133 and $149,858 for the years ended December 31, 2006 and 2005, respectively. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various RSP Profile Funds in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund Z, a collective fund, both of which are investments in related parties. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including PFPC Worldwide, Inc. and its affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The BlackRock Funds are managed by BlackRock, Inc. and its affiliates, and PNC had an ownership interest in BlackRock, Inc. of approximately 34% at December 31, 2006. The Plan held an investment in PNC common stock with a fair value of $56.8 million and $52.9 million at December 31, 2006 and 2005, respectively. The Plan has not considered PFPC contributions to the Plan or benefits paid by the Plan to participants as party-in-interest transactions.

4. INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2006 and 2005:

(Amounts in thousands)

	2006		2005	
American Beacon Funds Small Cap Value Fund (1)	$ 12,916	*	$ 11,076	*
American Funds EuroPacific Growth Fund / R5	12,286	*	7,758	
BlackRock Funds Total Return II Fund BR(2)	7,925		7,171	
BlackRock Funds High Yield Bond Fund BR	2,964		1,719	
BlackRock Funds Mid-Cap Growth Equity Fund	3,299		2,951	
BlackRock Funds Small Cap Growth Equity Fund	9,528		7,598	
BlackRock Liquidity Funds Temp Fund	12,549	*	10,042	*
CRM Mid Cap Value Fund	8,701		5,761	
Dodge & Cox Stock Fund	22,235	*	15,833	*
Harbor Funds Capital Appreciation Fund	4,696		4,387	
Participant Loans	6,799		6,177	
The PNC Financial Services Group, Inc. Common Stock Fund	56,765	*	52,885	*
PNC Investment Contract Fund(3)	-		5,318	
PNC Investment Contract Fund Z(3)	6,947		-	
RSP Aggressive Profile Fund	15,192	*	12,613	*
RSP Conservative Profile Fund	2,741		2,224	
RSP Moderate Profile Fund	5,573		4,603	
Vanguard Institutional Index Fund	24,088	*	20,249	*
	$ 215,204		$ 178,365	

* These investments exceed 5% of net assets available for benefits at December 31, 2006 and 2005.

(1) Prior to March 1, 2005, this fund was known as the American AAdvantage Funds Small Cap Value Fund.

(2) On October 2, 2006, the BlackRock Core Bond Total Return Fund (BlackRock class) name was changed to BlackRock Total Return II (BlackRock class).

(3) Effective March 20, 2006, the PNC Investment Contract Fund was replaced by the PNC Investment Contract Fund Z.

The following table presents the components of net appreciation by investment fund for the years ended December 31, 2006 and 2005:

(Amounts in thousands)

	2006	2005
American Beacon Funds Small Cap Value Fund (1)	$ 665	59
American Funds EuroPacific Growth Fund / R5	1,168	849
BlackRock Funds Total Return II Fund BR(2)	(8)	(177)
BlackRock Funds High Yield Bond Fund BR	96	(78)
BlackRock Funds Mid-Cap Growth Equity Fund	186	221
BlackRock Funds Small Cap Growth Equity Fund	1,484	466
BlackRock Liquidity Funds Temp Fund	0	1
CRM Mid Cap Value Fund	647	201
Dodge & Cox Stock Fund	2,026	744
Harbor Funds Capital Appreciation Fund	103	476
PNC Financial Services Group, Inc. Common Stock Fund	9,797	3,936
PNC Investment Contract Fund(3)	52	180
PNC Investment Contract Fund Z(3)	244	-
RSP Aggressive Profile Fund	2,234	951
RSP Conservative Profile Fund	217	88
RSP Moderate Profile Fund	622	268
Vanguard Institutional Index Fund	2,850	555
	$ 22,383	$ 8,740

(1) Prior to March 1, 2005, this fund was known as the American AAdvantage Funds Small Cap Value Fund.

(2) On October 2, 2006, the BlackRock Core Bond Total Return Fund (BlackRock class) name was changed to BlackRock Total Return II (BlackRock class).

(3) Effective March 20, 2006, the PNC Investment Contract Fund was replaced by the PNC Investment Contract Fund Z.

Nonparticipant-Directed Investments— Effective November 22, 2005, the Plan was amended to provide all participants with the option of investing employer matching contributions in any of the investment options offered by the Plan.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, PNC and Plan Management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and that the Plan, and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of investments at fair value per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	2006	2005
Net assets available for benefits:		
Investments, at fair value	$ 217,902	$ 183,605
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	44	58
Total investments (current value column) per Form 5500 Schedule of Assets (Held at End of Year)	$ 217,946	$ 183,663

7. SUBSEQUENT EVENT

Effective May 11, 2007, the Vanguard Institutional Index Fund was converted from Institutional share class to Institutional Plus share class, effectively reducing the fund's management fees from 5.0 basis points to 2.5 basis points.

* * * * * *

SUPPLEMENTAL SCHEDULES

PFPC INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2006
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:			
*	The PNC Financial Services Group, Inc. Common Stock Fund	766,678 shares	$ 35,791	$ 56,765
	Shares of an Investment Company:			
	American Beacon Funds Small Cap Value Fund	597,120 shares	11,725	12,916
	American Funds EuroPacific Growth Fund / R5	263,875 shares	10,240	12,286
*	BlackRock Funds Total Return II Fund BR	833,386 shares	8,059	7,925
*	BlackRock Funds High Yield Bond Fund BR	364,160 shares	2,938	2,964
*	BlackRock Funds Mid-Cap Growth Equity Fund	289,664 shares	2,867	3,299
*	BlackRock Funds Small Cap Growth Equity Fund	456,521 shares	7,456	9,528
*	BlackRock Liquidity Funds Temp Fund	12,549,539 shares	12,550	12,549
	CRM Mid Cap Value Fund	291,584 shares	7,774	8,701
	Dodge & Cox Stock Fund	144,891 shares	19,101	22,235
	Harbor Funds Capital Appreciation Fund	140,808 shares	4,130	4,696
	Vanguard Institutional Index Fund	185,879 shares	20,153	24,088
	Other Investments:			
*	Loan Fund -Various participants	Participant loans with range of interest rates of 4.00% - 9.75% and maturities ranging from 3 to 330 months	6,798	6,799
	Collective Funds:			
*	PNC Investment Contract Fund Z	2,394,142 shares	6,767	6,947
*	RSP Aggressive Profile Fund	747,733 shares	11,553	15,192
*	RSP Conservative Profile Fund	188,528 shares	2,377	2,741
*	RSP Moderate Profile Fund	328,056 shares	4,534	5,573
	Total		$ 174,813	$ 215,204

* Party-in-interest

PFPC INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2006
(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Corporate Common Stock:					
The PNC Financial Services Group, Inc.					
144,061 shares	$ 10,052,748		$ 10,052,748	$ 10,052,748	
232,705 shares		$ 15,968,472	$ 14,388,153	$ 15,968,472	$ 1,580,319
Shares of an Investment Company:					
Dodge & Cox Stock Fund					
53,033 shares	$ 7,817,082		$ 7,817,082	$ 7,817,082	
23,530 shares		$ 3,441,486	$ 3,228,725	$ 3,441,486	$ 212,761
BlackRock Liquidity Funds Temp Fund					
7,819,123 shares	$ 7,819,123		$ 7,819,123	$ 7,819,123	
5,311,579 shares		$ 5,311,579	$ 5,311,579	$ 5,311,579	-

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PFPC INC. RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 26, 2007

By: /s/ James S. Gehlke
James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	***Description***
23.1	*Consent of Deloitte & Touche LLP filed herewith.*

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-115388 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 20, 2007, appearing in the Annual Report on Form 11-K of the PFPC Inc. Retirement Savings Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 26, 2007

END